June 3, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Software, Inc.
Form 10-K for Fiscal Year Ended April 30, 2008
Filed July 14, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 10, 2008
File No. 000-12456

Dear Mr. Krikorian:

As Chief Financial Officer of American Software, Inc. (the “Company”), I am responding to your letter dated May 20, 2009 pertaining to the above-referenced filings. In this letter, I restate your comment and insert, following that comment, a detailed response or explanation.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Presentation and Summary of Significant Accounting Policies

(l) Goodwill and Other Intangibles, page 85

1.

We have reviewed your response to our prior comment number 2. Please tell us in reasonable detail how you determine that a transaction is comparable. In this regard, tell us whether you “narrow” the transactions within SIC codes of your industry peers to only comparable transactions. Also, tell us how you determined that transactions completed within the last four years represent relevant information for determining the fair value of a reporting unit. That is, the economic conditions during the most recent years are significantly different than conditions that had existed in the later years. In your response, tell us how you evaluate the control premium identified in these comparable transactions.

Mr. Stephen Krikorian

June 3, 2009

We identified comparable transactions from a broad search of transactions within our SIC code as well as performed an analysis of acquisitions made by the guideline companies included within the analysis. In cases where there were twelve or more applicable transactions, we deemed it beneficial to select a smaller number of comparable transactions based on a more limited scope in terms of comparable size (both earnings and assets), earning patterns, profit margins and return on assets, debt coverage, and capital structure to utilize transactions involving guideline companies most closely aligned with our reporting unit(s).

We collected and presented several years of transaction data to identify and interpret comparative trends among the guideline transactions. We believe the transaction information we used (four years or less prior to the Valuation Date) was reasonable in terms of relevance for determining the estimated fair value of our reporting units. In the analysis, transactions occurring from 2003 through the Valuation Date were considered, with a majority of the transactions occurring in 2005 or later. It was determined that during the time period from 2003 through April 2008, the overall and industry-specific economic conditions were relatively stable. The substantial changes in U.S. and worldwide economic conditions and valuations occurred in the second half of calendar 2008 (subsequent to our fiscal year end), after this analysis was performed. As a result, no transactions were excluded during this time period.

Control premiums for the transactions were difficult to identify due to the limited amount of data available. However, it was assumed that all transactions incorporated a control premium, as they consisted of controlling acquisitions.

Additionally, it should be noted that results from the comparable transaction methodology were not materially different from the income and comparable company methodologies, none of which indicated the existence of impairment as of the measurement date.

Please direct any further questions or comments relative to this letter to our outside counsel, Henry B. Levi, at 404-221-6508, or to me at 404-264-5477. Please send a copy of any further comments or questions to me at fax number 404-264-5394, and also to Mr. Levi at his direct fax number, 404-238-9708.

Very truly yours,

/s/ Vincent C. Klinges
Vincent C. Klinges, Chief Financial Officer

cc:	Mr. James C. Edenfield
Mr. Henry B. Levi